THE RBB FUND, INC.

Bellevue Corporate Center

301 Bellevue Parkway

Wilmington, Delaware 19809

July 12, 2013

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          The RBB Fund, Inc. (the “Company”)/Information Statement

(1933 Act Registration No. 33-20827) (1940 Act Registration No. 811-5518)

Ladies and Gentlemen:

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Information Statement for the Company.  The Company further acknowledges that staff comments or changes to disclosure in response to staff comments on the Preliminary Information Statement may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Information Statement.  The Company further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

Very truly yours,

The RBB Fund, Inc.

By:	/s/ Joel Weiss
Joel Weiss
Treasurer

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

July 12, 2013

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:  Kim Browning

Re:          The RBB Fund, Inc. (Registration No. 33-20827/811-5518) —

Response to Examiner Comments on Preliminary Information Statement

Dear Ms. Browning:

This letter responds to your comments on the Preliminary Information Statement and accompanying Letter to Shareholders filed on June 27, 2013 pursuant to Rule 14c-5(a) of the Securities and Exchange Act of 1934, as amended, with respect to S1 Fund (the “Fund”), a series of The RBB Fund, Inc. (the “Registrant”).  Terms not otherwise defined herein shall have the meaning ascribed to them in the Preliminary Information Statement.

1.                                      Comment:  Please add disclosure indicating that if a New Sub-Adviser receives lower sub-advisory fees than the current Sub-Advisers, that the Adviser will retain more of its advisory fees by allocating assets to the New Sub-Adviser.

Response: Registrant will revise the Information Statement to include the following sentence:  The amount of advisory fees retained by the Adviser may be higher or lower based on factors such as the portion of fund assets managed by Sub-Advisers and the sub-advisory fee rates of the Sub-Advisers that may manage the Fund.

2.                                      Comment:  With regard to the directors’ considerations in approving the New Sub-Advisory Agreements, please explain what is meant by economies of scale and how economies of scale will be realized with respect to the Fund.  Also, please include a statement indicating the effect on shareholders if economies of scale are not realized.

Response:  Registrant will revise the Information Statement to include a statement that the Fund is not currently large enough to attain significant economies of scale.  Since the Fund is not currently large enough to attain significant economies of scale, Registrant does not believe that the suggested additional disclosure is relevant and will not include the additional disclosure in the Information Statement.

*   *   *   *   *   *

We trust that the foregoing is responsive to your comments.  Please feel free to contact the undersigned at 215-988-3307 if you have any questions.

Sincerely yours,

/s/ Jillian L. Bosmann
Jillian L. Bosmann